ANGLO AMERICAN

SUPPL

Secretary's Office

A J Guthrie
Companies Secretary

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8752
e-mail tguthrie@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02015315

SEC PROCESSING
FEB 2 0 2002
WASH. D.C. SECTION
340

11 January 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public relating to notifications concerning interests in the Ordinary Shares of Anglo American plc.

Yours faithfully
For and on behalf of
ANGLO AMERICAN plc

PROCESSED
P MAR 0 5 2002
THOMSON
FINANCIAL

A J Guthrie
Companies Secretary

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Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On all business days between the period 4 January 2002 to 10 January 2002 (both days inclusive) Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 273,384 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58, 631,210 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

11 January 2002

Notifications concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("Ordinary Shares")

We received on 10 January 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

Following a reduction in the holding of Debswana Diamond Company (Proprietary) Limited from 18,321,987 Ordinary Shares to 13,741,490 Ordinary Shares on 14 December 2001, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre had a notifiable interest in 67,161,588 Ordinary Shares, registered as follows:

Company	No of Ordinary Shares
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 44,507,346 Ordinary Shares, being those specified above as registered in the names of CHL, Goldman Sachs Security Nominees Limited, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

Notification on behalf of Messrs N F Oppenheimer and J Ogilvie Thompson pursuant to section 324(2) of the Companies Act 1985

As a consequence of the above transaction Mr N F Oppenheimer ceased to be interested in 4,580,497 Ordinary Shares on 14 December 2001, notice of that transaction having been given to Central Holdings Limited on 4 January 2002. Accordingly, Mr Oppenheimer has an interest in 67,161,588 Ordinary Shares.

Previously, Mr J Ogilvie Thompson has given notice to Anglo American plc voluntarily of an interest in discretionary family trusts which owned an indirect economic interest in 4.59 per cent of the Ordinary Shares in which Central Holdings Limited was interested at the time of the notice. As a result of the transaction Central Holdings Limited has ceased to be interested in 4,580,497 Ordinary Shares and now has an interest in 67,161,588 Ordinary Shares in which Mr Ogilvie Thompson is interested as aforesaid.

Mr Ogilvie Thompson's interest, in the Ordinary Shares in which Central Holdings Limited has an interest is not an interest of which he is obliged to give notice to Anglo American plc.

11 January 2002

END

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On all business days between the period 4 January 2002 to 10 January 2002 (both days inclusive) Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 273,384 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58, 631,210 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

11 January 2002

Notifications concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("Ordinary Shares")

We received on 10 January 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

Following a reduction in the holding of Debswana Diamond Company (Proprietary) Limited from 18,321,987 Ordinary Shares to 13,741,490 Ordinary Shares on 14 December 2001, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre had a notifiable interest in 67,161,588 Ordinary Shares, registered as follows:

Company	No of Ordinary Shares
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 44,507,346 Ordinary Shares, being those specified above as registered in the names of CHL, Goldman Sachs Security Nominees Limited, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

Notification on behalf of Messrs N F Oppenheimer and J Ogilvie Thompson pursuant to section 324(2) of the Companies Act 1985

As a consequence of the above transaction Mr N F Oppenheimer ceased to be interested in 4,580,497 Ordinary Shares on 14 December 2001, notice of that transaction having been given to Central Holdings Limited on 4 January 2002. Accordingly, Mr Oppenheimer has an interest in 67,161,588 Ordinary Shares.

Previously, Mr J Ogilvie Thompson has given notice to Anglo American plc voluntarily of an interest in discretionary family trusts which owned an indirect economic interest in 4.59 per cent of the Ordinary Shares in which Central Holdings Limited was interested at the time of the notice. As a result of the transaction Central Holdings Limited has ceased to be interested in 4,580,497 Ordinary Shares and now has an interest in 67,161,588 Ordinary Shares in which Mr Ogilvie Thompson is interested as aforesaid.

Mr Ogilvie Thompson's interest, in the Ordinary Shares in which Central Holdings Limited has an interest is not an interest of which he is obliged to give notice to Anglo American plc.

11 January 2002

END

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On all business days between the period 4 January 2002 to 10 January 2002 (both days inclusive) Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 273,384 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58, 631,210 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

11 January 2002

Notifications concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("Ordinary Shares")

We received on 10 January 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

Following a reduction in the holding of Debswana Diamond Company (Proprietary) Limited from 18,321,987 Ordinary Shares to 13,741,490 Ordinary Shares on 14 December 2001, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre had a notifiable interest in 67,161,588 Ordinary Shares, registered as follows:

Company	No of Ordinary Shares
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 44,507,346 Ordinary Shares, being those specified above as registered in the names of CHL, Goldman Sachs Security Nominees Limited, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

Notification on behalf of Messrs N F Oppenheimer and J Ogilvie Thompson pursuant to section 324(2) of the Companies Act 1985

As a consequence of the above transaction Mr N F Oppenheimer ceased to be interested in 4,580,497 Ordinary Shares on 14 December 2001, notice of that transaction having been given to Central Holdings Limited on 4 January 2002. Accordingly, Mr Oppenheimer has an interest in 67,161,588 Ordinary Shares.

Previously, Mr J Ogilvie Thompson has given notice to Anglo American plc voluntarily of an interest in discretionary family trusts which owned an indirect economic interest in 4.59 per cent of the Ordinary Shares in which Central Holdings Limited was interested at the time of the notice. As a result of the transaction Central Holdings Limited has ceased to be interested in 4,580,497 Ordinary Shares and now has an interest in 67,161,588 Ordinary Shares in which Mr Ogilvie Thompson is interested as aforesaid.

Mr Ogilvie Thompson's interest, in the Ordinary Shares in which Central Holdings Limited has an interest is not an interest of which he is obliged to give notice to Anglo American plc.

11 January 2002

END

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On all business days between the period 4 January 2002 to 10 January 2002 (both days inclusive) Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 273,384 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58, 631,210 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

11 January 2002

Notifications concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("Ordinary Shares")

We received on 10 January 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

Following a reduction in the holding of Debswana Diamond Company (Proprietary) Limited from 18,321,987 Ordinary Shares to 13,741,490 Ordinary Shares on 14 December 2001, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre had a notifiable interest in 67,161,588 Ordinary Shares, registered as follows:

Company	No of Ordinary Shares
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 44,507,346 Ordinary Shares, being those specified above as registered in the names of CHL, Goldman Sachs Security Nominees Limited, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

Notification on behalf of Messrs N F Oppenheimer and J Ogilvie Thompson pursuant to section 324(2) of the Companies Act 1985

As a consequence of the above transaction Mr N F Oppenheimer ceased to be interested in 4,580,497 Ordinary Shares on 14 December 2001, notice of that transaction having been given to Central Holdings Limited on 4 January 2002. Accordingly, Mr Oppenheimer has an interest in 67,161,588 Ordinary Shares.

Previously, Mr J Ogilvie Thompson has given notice to Anglo American plc voluntarily of an interest in discretionary family trusts which owned an indirect economic interest in 4.59 per cent of the Ordinary Shares in which Central Holdings Limited was interested at the time of the notice. As a result of the transaction Central Holdings Limited has ceased to be interested in 4,580,497 Ordinary Shares and now has an interest in 67,161,588 Ordinary Shares in which Mr Ogilvie Thompson is interested as aforesaid.

Mr Ogilvie Thompson's interest, in the Ordinary Shares in which Central Holdings Limited has an interest is not an interest of which he is obliged to give notice to Anglo American plc.

11 January 2002

END

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On all business days between the period 4 January 2002 to 10 January 2002 (both days inclusive) Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 273,384 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58, 631,210 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

11 January 2002

Notifications concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("Ordinary Shares")

We received on 10 January 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

Following a reduction in the holding of Debswana Diamond Company (Proprietary) Limited from 18,321,987 Ordinary Shares to 13,741,490 Ordinary Shares on 14 December 2001, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre had a notifiable interest in 67,161,588 Ordinary Shares, registered as follows:

Company	No of Ordinary Shares
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 44,507,346 Ordinary Shares, being those specified above as registered in the names of CHL, Goldman Sachs Security Nominees Limited, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

Notification on behalf of Messrs N F Oppenheimer and J Ogilvie Thompson pursuant to section 324(2) of the Companies Act 1985

As a consequence of the above transaction Mr N F Oppenheimer ceased to be interested in 4,580,497 Ordinary Shares on 14 December 2001, notice of that transaction having been given to Central Holdings Limited on 4 January 2002. Accordingly, Mr Oppenheimer has an interest in 67,161,588 Ordinary Shares.

Previously, Mr J Ogilvie Thompson has given notice to Anglo American plc voluntarily of an interest in discretionary family trusts which owned an indirect economic interest in 4.59 per cent of the Ordinary Shares in which Central Holdings Limited was interested at the time of the notice. As a result of the transaction Central Holdings Limited has ceased to be interested in 4,580,497 Ordinary Shares and now has an interest in 67,161,588 Ordinary Shares in which Mr Ogilvie Thompson is interested as aforesaid.

Mr Ogilvie Thompson's interest, in the Ordinary Shares in which Central Holdings Limited has an interest is not an interest of which he is obliged to give notice to Anglo American plc.

11 January 2002

END